

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com


10016220

Ref. No. TC 384/2010

August 11, 2010



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 380/2010**

  Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2010

  Date: August 10, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo.

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

8/24

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
August 11, 2010

Ref No. TC 380/2010

10 August 2010

Subject: Submission of the Reviewed Financial Statements for the Second quarter of Year 2010

To: The President
Stock Exchange of Thailand

Enclosure:

(1) One set of the Reviewed Financial Statements for the Second quarter of Year 2010 – Thai Language Version

(2) One set of the Reviewed Financial Statements for the Second quarter of Year 2010 – English Language Version

(3) Management Discussion and Analysis for the Second quarter of Year 2010

Thaicom Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter of year 2010, ended June 30, 2010 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the second quarter of year 2010 of Baht 1,686 million and consolidated net loss for the second quarter of year 2010 of Baht 151 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenues from sale of goods and rendering of services for the second quarter of year 2010 amounted to Baht 1,646 million, a decrease of Baht 107 million or 6.1% over the same period last year (Baht 1,753 million). This was due to the following reasons:
   - Revenue from satellite transponders and related services in Q2/2010 was Baht 1,155 million, an increase of Baht 80 million or 7.4% compared to Baht 1,075 million in the same period last year. This was mainly because of an increase in IPSTAR service revenue following increased bandwidth usage.
   - Revenue from Internet access and media services in Q2/2010 was Baht 117 million, a decrease of Baht 1 million or 0.8% from Baht 118 million in Q2/2009 due to a revenue drop from Internet service in Cambodia, offset by revenue increases from Internet service in Lao PDR and from Direct Television ("DTV") sales.
   - Revenue from telephone services in Q2/2010 was Baht 374 million, decreased by Baht 186 million or 33.2% over the same period last year (Baht 560 million).
2. The Company's consolidated expenses for the second quarter of year 2010 amounted to Baht 1,783 million, an increase of Baht 56 million or 3.2% over the same period last year (Baht 1,727 million). This was due to the following reasons:
   - Net foreign exchange loss was Baht 22 million in Q2/2010, while a gain on exchange of Baht 364 million was reported in Q2/2009.
   - Cost relating to Internet and media services in Q2/2010 was Baht 110 million, an increase of Baht 25 million or 29.4% from Baht 85 million in Q2/2009 due to an increase in cost of DTV sales corresponding to the sales growth.

- Cost relating to telephone services in Q2/2010 was Baht 341 million, decreased by Baht 5 million or 1.4% from Baht 346 million in Q2/2009. Mfone Company Limited ("Mfone") reported decreases in interconnect charge, in revenue sharing cost corresponding to the revenue drop, offset by increases in depreciation cost for the expanded project in Cambodia and in cost of electricity from expanded base stations. Lao Telecommunications Co., Ltd. ("LTC") reported a decrease in cost of inter-roaming offset by an increase in depreciation cost for the expanded telephone network in Lao PDR.
- Cost relating to satellite transponders and related services in Q2/2010 was Baht 996 million, a decrease of Baht 3 million or 0.3% from Baht 999 million in Q2/2009 due largely to decreases in depreciation as the Thaicom 2 satellite had been fully depreciated since December 2009, in conventional satellite service revenue sharing following the revenue decrease, and in the Thaicom 4 satellite (IPSTAR)'s cost of in-orbit insurance, offset by increases in warranty cost for UT in Australia, UT installation cost in Japan and increase in gateway operation cost.
- Selling and administrative expenses in Q2/2010 were Baht 314 million, an increase of Baht 17 million or 5.7% compared to Baht 297 million in Q2/2009. This was mainly due to increases in staff expenses, in administrative expenses for the satellite business, offset by decreases in marketing expenses for the satellite business and the telephone business in Cambodia.

3. Share of profit of associates in Q2/2010 was Baht 41 million, increased by Baht 7 million or 20.6% from Baht 34 million in Q2/2009, due to a 23.1% increase in CS LoxInfo Plc ("CSL")'s net profit.
4. The Company's consolidated finance costs in Q2/2010 amounted to Baht 129 million, an increase of Baht 12 million or 10.3% over the same period last year (Baht 117 million) due to debenture interest, while interest expenses recorded in Q2/2009 were for the Thaicom 4 and Thaicom 5 projects' loans, which were fully repaid in Q4/2009.
5. The Company reported an income tax receivable of Baht 37 million in Q2/2010, while the Company recorded income tax payable of Baht 113 million in Q2/2009



I. Overview

Thaicom Plc ("the Company")'s revenue from sale of goods and rendering of services for Q2/2010 were Baht 1,646 million, down by Baht 107 million compared to Q2/2009, due to revenue drop from telephone service, offset by revenue growth from satellite services resulting from a 25.1% increase in IPSTAR service revenues. Share of profits of associate grew by 20.6%.

The Company reported a net loss of Baht 151 million and a loss on foreign exchange of Baht 22 million for Q2/2010, compared to a net profit of Baht 199 million and a gain on foreign exchange of Baht 364 million.

In July 2010, Lao Telecommunications ("LTC") announced it would pay an additional dividend of USD 5 million for the performance of 2009, resulting to a total dividend of USD 35 million for the performance of 2009.

In August 2010, CSL announced it would pay an interim dividend of Baht 0.25 per share for the performance of the first six months of 2010.

II. Business Summary

Transponder leasing and related business

The Company's broadcasting business currently has 304 television channels with various contents from all over Asia, Europe, and Australia on both C and Ku band beams. Thaicom-2's customers were migrated to Thaicom-5 and completed by end of June 2010.

In May 2010, the Company together with its local partner We are IT Phils., Inc ("WIT"), successfully provided IPSTAR services to Smartmatic TIM Inc., the technology provider for the electronic elections in the Philippines. IPSTAR user terminal units were installed at the Municipal and Provincial Canvassing Centers throughout the country to transmit votes to the data centers in Manila.

Telephone business

A growth of the telephone business in Lao PDR yielded an increase in telephone subscribers, especially in prepaid mobile phone service. As of the end of Q2/2010, Lao Telecommunications Co., Ltd. ("LTC") and Mfone Company Limited ("Mfone") had total phone subscribers of 1,396,119 and 664,111, respectively. Currently, there are 9 mobile operators in Cambodia. This is led to a price war and the intense competition in the market. In December 2009, the Cambodian government announced the new regulation regarding the price floor to regulate the competition.

Mfone has focused on the segmentation strategy as the key strategy going forward.

Internet and media business

In Q2/2010, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume. The total number of DTV satellite television dish sets sold thus far by DTV was 721,315 sets as of the end of Q2/2010, an increase of 280,571 sets from the end of Q2/2009

CS LoxInfo Plc ("CSL") reported a 23.1% year-on-year growth in net profit in Q2/2010. This was due to the growth of the Voice Info Services and Mobile Content business, together with decreased cost of sales and service resulting from effective cost control management, and decreased selling and administrative expenses.



III. Consolidated Operating Results

Selected financial information on THCOM

Unit: MBt	Amount			Change		Amount		Change
	Q2/10	Q1/10	Q2/09	QoQ (%)	YoY (%)	1H/10	1H/09	YoY (%)
Revenue from sale of goods and rendering of services	1,646	1,784	1,753	-7.7%	-6.1%	3,430	3,511	-2.3%
Share of profits of associate	41	37	34	10.8%	20.6%	77	60	28.3%
Cost of sale of goods and rendering of services	1,447	1,525	1,430	-5.1%	1.2%	2,972	2,951	0.7%
SG&A expenses	314	354	297	-11.3%	5.7%	668	629	6.2%
EBIT*	(115)	(95)	26	-21.1%	n.m.	(210)	(69)	-204.3%
EBITDA**	533	539	691	-1.1%	-22.9%	1,072	1,338	-19.9%
Net profit	(151)	(157)	199	3.8%	n.m.	(308)	(22)	-1300.0%
EPS (Baht)	(0.14)	(0.14)	0.18	0.0%	n.m.	(0.28)	(0.02)	-1300.0%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated revenue from sale of goods and rendering of services in Q2/2010 was Baht 1,646 million, a decrease of Baht 107 million or 6.1% compared to Baht 1,753 million in Q2/2009 due to decreases in revenue from the telephone business and the Internet access and media business, offset by an increase in revenue from the satellite business. Compared with Baht 1,784 million for Q1/2010, the revenue for Q2/2009 was declined by Baht 138 million or 7.7% due to decreases in revenue from the telephone, satellite, and Internet access and media businesses.

Consolidated revenue from sale of goods and rendering of services for 1H/2010 was Baht 3,430 million, a drop of Baht 81 million or 2.3% rise from Baht 3,511 million in 1H/2009 due to a decrease in revenue from the telephone business, offset by increases in revenue from the satellite business and the Internet access and media business.

Revenue from sale of goods and rendering of services	Q2/10	Q1/10	Q2/09	%QoQ	%YoY	1H/10	1H/09	%YoY
Satellite and related services	1,155	1,198	1,075	-3.6%	7.4%	2,353	2,156	9.1%
Telephone services	374	452	560	-17.3%	-33.2%	826	1,151	-28.2%
Internet access and media services	117	134	118	-12.7%	-0.8%	251	204	23.0%
Total	**1,646**	**1,784**	**1,753**	**-7.7%**	**-6.1%**	**3,430**	**3,511**	**-2.3%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q2/2010 was Baht 1,155 million, an increase of Baht 80 million or 7.4% compared to Baht 1,075 million in Q2/2009 and revenue for the first six months increased by Baht 197 million or 9.1% from the same period last year. Compared to Baht 1,198 million in Q1/2010, Q2/2010 revenue decreased by Baht 43 million or 3.6%.


THAICOM

Satellite and related services	Q2/10	Q1/10	Q2/09	%QoQ	%YoY	1H/10	1H/09	%YoY
Thaicom 2, 5 and related services	517	637	565	-18.8%	-8.5%	1,154	1,153	0.1%
IPSTAR services	638	561	510	13.7%	25.1%	1,199	1,003	19.5%
Sales	*194*	*214*	*229*	*-9.3%*	*-15.3%*	*408*	*452*	*-9.7%*
Services	*444*	*347*	*281*	*28.0%*	*58.0%*	*791*	*551*	*43.6%*
Total	**1,155**	**1,198**	**1,075**	**-3.6%**	**7.4%**	**2,353**	**2,156**	**9.1%**

- Revenue from the Thaicom conventional satellite business for Q2/2010 was Baht 517 million, a decrease of Baht 48 million or 8.5% from Baht 565 million in Q2/2009, mainly due to the appreciation of Baht against USD. Compared to Baht 637 million in Q1/2010, the revenue dropped by Baht 120 million or 18.8% largely from system integration service. However, television channels have continuously increased to 304 channels the broadcasting business at the end of Q2/2010.
- IPSTAR revenue was Baht 638 million in Q2/2010, up by Baht 128 million or 25.1% from Baht 510 million in Q2/2009 because of an increase of Baht 163 million or 58.0% in IPSTAR service revenue. Revenue for the first six months also increased by 19.5% from the same period last year. This was because of an increase in bandwidth usage mainly in Japan, Australia, New Zealand, and Malaysia, offset by a UT sales drop.

  Compared to the previous quarter, the revenue was increased by Baht 77 million or 13.7% due to higher bandwidth usage mainly in Australia and Cambodia, offset by a UT sales drop.

Telephone services

The Company's revenue from the telephone service business in Q2/2010 was Baht 374 million, a decrease of Baht 186 million or 33.2% compared to Baht 560 million in Q2/2009 and a drop of Baht 78 million or 17.3% from the previous quarter. During 2009, three new mobile-phone service providers entered the market, resulting to fierce competition in Cambodia's mobile phone industry. These caused a 30.1% decline in Mfone's subscribers from 950,264 subscribers at the end of Q2/2009 to 664,111 subscribers at the end of Q2/2010.

In December 2009, the Cambodian government announced the new regulation regarding the price floor to regulate the competition. Couple with the Mfone's new segmentation strategy, Mfone's subscriber drop only 0.3% the end of Q1/2010.

The continued growth of telephone subscribers in Lao PDR, especially in prepaid mobile phone service, resulted in a 26.4% increase in LTC's subscribers from 1,104,421 subscribers at the end of Q2/2009 and a 5.1% rise from 1,328,800 subscribers at the end of Q1/2010 to 1,396,119 subscribers at the end of Q2/2010.

Internet access and media services

Revenue from the Internet access and media business in Q2/2010 was Baht 117 million, dropped by Baht 1 million or 0.8% from Baht 118 million in Q2/2009, mainly due to a revenue drop from Internet service in Cambodia following a subscriber decline, offset by revenue increases from Internet service in Lao PDR and from a DTV sales increase.

Compared to Baht 141 million in Q1/2010, Q2/2010 revenue dropped by Baht 24 million or 17.0% largely due to a DTV sales decrease. As at the end of Q2/2010, accumulated DTV sales volume was *721,315* sets, up *280,571* sets from the end of Q2/2009.


THAICOM

Cost of sales and service

The Company reported total cost for Q2/2010 of Baht 1,447 million, an increase of Baht 17 million or 1.2% compared to Baht 1,430 million in Q2/2009, due to an increase in cost of sales and services from the Internet and media business, offset by decreases in cost from the telephone business and the satellite business.

Compared to Baht 1,525 million in Q1/2010, total cost decreased by Baht 78 million or 5.1% due to decreases in cost from the satellite business, the Internet access and media business and cost from the telephone business.

Total cost for the first six months of 2010 was Baht 2,972 million, increased by Baht 21 million or 0.7% from Baht 2,951 million for the same period last year. This was a result of an increase in cost from internet access and media business offset by decreases in costs of providing telephone services and cost of providing satellite services. For the 1H/2010, total cost accounted for 86.6% of total sales and services income, up from 84.1% in 1H/2009.

Cost of sale of goods and rendering of services	**Q2/10**	**Q1/10**	**Q2/09**	**%QoQ**	**%YoY**	**1H/10**	**1H/09**	**%YoY**
Satellite and related services	997	1,046	999	-4.7%	-0.2%	2,043	2,062	-0.9%
Telephone services	341	356	346	-4.2%	-1.4%	697	737	-5.4%
Internet access and media services	110	123	85	-10.6%	29.4%	233	152	53.3%
Total	**1,448**	**1,525**	**1,430**	**-5.0%**	**1.3%**	**2,973**	**2,951**	**0.7%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q2/2010 was Baht 996 million, a decrease of Baht 3 million or 0.3% from .8Ba6ht 999 million in Q2/2009 and a decrease of Baht 50 million or % from Baht 1,0 million in Q1/2010.

Satellite and related services	**Q2/10**	**Q1/10**	**Q2/09**	**%QoQ**	**%YoY**	**1H/10**	**1H/09**	**%YoY**
Thaicom 2, 5 and related services	265	332	298	-20.2%	-11.1%	597	617	-3.2%
IPSTAR services	732	714	701	2.5%	4.4%	1,446	1,445	0.1%
Total	**997**	**1,046**	**999**	**-4.7%**	**-0.2%**	**2,043**	**2,062**	**-0.9%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 265 million, a decrease of Baht 33 million or 11.1% from Baht 298 million in Q2/2009 mainly due to decreases in depreciation as the Thaicom 2 satellite had been fully depreciated since December 2009 and revenue sharing as in accordance to a decrease in revenue.

  Compared to Q1/2010, cost decreased by Baht 67 million or 20.2% mainly due to a decrease in cost of providing the system integration services.

- Cost of providing IPSTAR services was Baht 731 million, an increase of Baht 30 million or 4.3% from Baht 701 million in Q2/2009 and increased by Baht 17 million or 2.4% from last quarter. This was mainly due to increases in warranty cost for UT in Australia, UT installation cost in Japan and increase in gateway operation cost and offset by a decrease in cost of in-orbit insurance.

Cost of telephone services

Cost relating to the telephone business for Q2/2010 amounted to Baht 341 million, a decrease of Baht 5 million or 1.4% from Baht 346 million in Q2/2009. Mfone reported decreases in interconnect charge, in revenue sharing cost which in line with a decrease in revenue, offset by increases in depreciation cost for the expanded project in Cambodia and in cost of electricity



from expanded base stations. LTC reported decrease in cost of inter-roaming offset by increase in depreciation cost for the expanded telephone network in Lao PDR.

Compared to Q1/2010, cost decreased by Baht 15 million or 4.2%. Mfone reported a decrease in revenue sharing cost to the Cambodian government offset by an increase in interconnection cost. LTC reported a decrease in cost of inter-roaming offset by increase in depreciation cost for the expanded telephone network in Lao PDR.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q2/2010 was Baht 110 million, up by Baht 25 million or 29.4% from Baht 85 million in Q2/2009 due to an increase in cost of DTV sales corresponding to the sales growth in Thailand, Cambodia, and Lao PDR. Compared to Q1/2010, cost declined by Baht 13 million or 10.6% due to a decrease in DTV sales.

Selling and administrative expenses

SG&A expenses, including directors and management benefit expenses, were Baht 314 million in Q2/2010, an increase of Baht 17 million, or 5.7%, compared to Baht 297 million in Q2/2009. This was due to increases in staff expenses and in administrative expenses of satellite business offset by a decrease in marketing expenses for the satellite business.

Compared to Q1/2010, SG&A expenses decreased by Baht million or 11.3% due to decreases in staff expenses, marketing expenses and also a decrease in the provision of obsolete stock for the satellite business.

Finance cost

Finance costs totaled Baht 129 million in Q2/2010, up by Baht 12 million, or 10.3%, compared with Baht 117 million in Q2/2009 due to an interest on debenture, while interest expenses recorded in Q2/2009 was for the Thaicom 4 and Thaicom 5 projects, which fully repaid in Q4/2009.

Loss on exchange rate

As the Australian dollar had appreciated against the US Dollar, IPSTAR Australia PTY Limited ("IPA") reported a loss on foreign exchange for Q2/2010, which mainly came from the revaluation of trade accounts receivable and accrued income, while a gain of Baht 364 million was reported in Q2/2009. Most of these gains/losses on exchange rate were unrealized.

Share of profit of associates – equity method

Share of profit of associates in Q2/2010 was Baht 41 million, increased by Baht 7 million or 20.6% from Baht 34 million in Q2/2009, due to a 23.1% increase in CSL's net profit over Q2/2009 mainly caused by an increase in revenue from the Voice Info Services and Mobile Content business resulting from its efficient marketing plan, together with lower cost of sales and service caused as well as lower SG&A expenses by its efficient cost management.

Income tax expense

The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 37 million in Q2/2010, whereas the Company recorded income tax payable of Baht 113 million in Q2/2009.



IV. Financial Position

At the end of Q2/2010, the Company reported total assets of Baht 27,140 million, a decrease of Baht 263 million or 0.96% from Baht 27,403 million at the end of 2009. This was mainly because of the depreciation and amortization of PP&E under operating agreements offset by increased cash and cash equivalents.

THCOM's asset components

Assets	June 30, 2010		December 31, 2009	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	3,264	12.0	2,647	9.7
Investment in associates	429	1.6	419	1.5
PP&E, net	5,760	21.2	6,046	22.1
PP&E under the concession agreement, net	14,858	54.7	15,528	56.7

Liquidity

At the end of Q2/2010, the Company had a current ratio of 0.85 times, down from 0.98 at the end of 2009 due to higher accounts payable - property and equipment, and increased current portion of long-term loans.

Investments

Investment in CSL was presented as "investment in subsidiaries, jointly controlled entities and associate" item. At the end of Q2/2010 the Company's investment in CSL was Baht 429 million, an increase of Baht 10 million or 2.4% from Baht 419 million at the end of 2009, reflecting a proportionate recognition of CSL's net profit for 1H/2010 amounting to Baht 77 million, the unrealized gain from the reduction in investment in the associate of Baht 0.3 million, offset by the dividend paid of Baht 68 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q2/2010 was Baht 5,760 million, a decrease of Baht 286 million or 4.7% from Baht 6,046 million at the end of 2009. This was mainly due to a depreciation and amortization of PP&E of Baht 550 million, foreign currency translation adjustments of Baht 110 million, offset by the purchase of assets of Baht 389 million in 1H/2010 most of which were assets for the expansion of telephone network in Cambodia and Lao PDR. PP&E at the end of Q2/2010 also included the assets under operating agreements of Mfone of approximately Baht 2,710 million, down Baht 263 million from Baht 2,973 million at the end of 2009.

PP&E under operating agreements

PP&E under operating agreements at the end of Q2/2010 was Baht 14,858 million, a decrease of Baht 670 million from Baht 15,528 million at the end of 2009 mostly due to depreciation and amortization expenses in 1H/2010.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q2/2010 were Baht 8,614 million, a decrease of Baht 175 million from Baht 8,789 million at the end of 2009. This was mainly due to the repayments of long-term borrowings made by Mfone, DTV and IPA.



The Company's shareholders' equity at the end of Q2/2010 was Baht 15,229 million, a decrease of Baht 397 million from Baht 15,626 million at the end of 2009, reflecting a net loss for 1H/2010 of Baht 304 million, and a translation loss relating to financial statements of foreign operations of Baht 75 million.

With lower net borrowings and shareholders' equity for the six-month period ended June 30, 2010, the ratio of net borrowings to equity at the end of Q2/2010 was 0.57 times, slightly up from 0.56 times at the end of 2009.

Cash flow

The Company's net cash inflow from operating activities for 1H/2010 was Baht 1,131 million. Net cash outflow from investing activities was Baht 294 million, mainly due to payments of Baht 365 million for the satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 144 million mainly due to long-term loan repayments of Baht 178 million including the loan repayments for the expansion of telephone network in Cambodia, the repayment of long-term loans of DTV and IPA and short-term loan repayment of Baht 81 million from satellite business, offset by the proceeds from long-term borrowings of Baht 115 million.

The Company had ending cash of Baht 1,491 million on June 30, 2010.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Thaicom Public Company Limited
and its Subsidiaries

Interim financial statements

and

Review Report of Certified Public Accountant

For the three-month and six-month periods ended

30 June 2010


RECEIVED
2010 AUG 24 P 12:37

Review Report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2010, and the related statements of income for the three-month and six-month periods ended 30 June 2010 and 2009, and the related statements of changes in equity and cash flows for the six-month periods ended 30 June 2010 and 2009 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2009 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 19 February 2010. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2009, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
10 August 2010

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 30 June 2010 and 31 December 2009

		Consolidated financial statements		Separate financial statements	
Assets		30 June	31 December	30 June	31 December
	Note	2010	2009	2010	2009
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		1,491,344	797,639	440,409	158,253
Trade accounts receivable and accrued income	*4*	1,019,467	1,046,555	1,011,005	882,331
Amounts due from related parties	*3*	1,240	1,102	138,257	100,684
Short-term loans and advances to subsidiaries	*3*	-	-	320,555	334,076
Inventories		434,548	431,125	230,318	274,919
Prepaid insurance		41,798	103,385	39,779	100,552
Other current assets		275,375	266,833	117,935	90,911
Total current assets		**3,263,772**	**2,646,639**	**2,298,258**	**1,941,726**
Non-current assets					
Investments in subsidiaries, jointly-controlled entities and associate	*5*	428,788	418,505	830,200	813,500
Property and equipment	*6*	5,759,723	6,045,849	1,176,031	1,235,905
Property and equipment under operating agreements	*6*	14,858,008	15,527,788	14,858,008	15,527,788
Deferred charges	*6*	49,759	57,466	47,096	55,117
Intangible assets	*6*	1,156,951	1,208,069	989,030	1,031,266
Deferred tax assets		971,219	868,081	875,679	763,184
Other non-current assets		651,981	630,884	621,489	598,705
Total non-current assets		**23,876,429**	**24,756,642**	**19,397,533**	**20,025,465**
Total assets		**27,140,201**	**27,403,281**	**21,695,791**	**21,967,191**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 30 June 2010 and 31 December 2009

Liabilities and equity	Note	Consolidated financial statements		Separate financial statements	
		30 June 2010 (Unaudited)	31 December 2009	30 June 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	*7*	-	81,338	-	73,820
Trade accounts payable		593,660	462,049	413,331	267,388
Accounts payable - property and equipment		878,597	152,078	30,527	21,818
Amounts due to related parties	*3*	6,860	7,007	56,692	44,422
Current portion of long-term loans	*7*	830,021	635,849	2,231	2,369
Advance receipts from customers		657,669	197,059	231,602	44,467
Accrued operating agreement fee		411,348	646,055	326,679	545,653
Accrued expenses		207,414	232,547	146,262	143,775
Income tax payable		65,768	111,221	-	-
Other current liabilities		180,086	169,122	89,895	81,489
Total current liabilities		**3,831,423**	**2,694,325**	**1,297,219**	**1,225,201**
Non-current liabilities					
Long-term accounts payable - property and equipment		62,826	761,252	-	-
Long-term loans	*7*	7,784,457	8,072,039	6,984,254	6,982,052
Deferred tax liabilities		140,784	145,589	-	-
Other non-current liabilities		91,695	104,265	80,624	87,660
Total non-current liabilities		**8,079,762**	**9,083,145**	**7,064,878**	**7,069,712**
Total liabilities		**11,911,185**	**11,777,470**	**8,362,097**	**8,294,913**
Equity					
Share capital	*8*				
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital		5,479,688	5,479,688	5,479,688	5,479,688
Reserves					
Share premium		4,301,990	4,301,990	4,301,990	4,301,990
Unrealised profit on changes on shareholding in a subsidiary and an associate		332,990	349,348	-	-
Currency translation changes		(183,321)	(108,967)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		4,838,710	5,146,786	3,138,163	3,476,747
Total equity attributable to equity holders of the Company		**15,183,910**	**15,582,698**	**13,333,694**	**13,672,278**
Minority interests		45,106	43,113	-	-
Total equity		**15,229,016**	**15,625,811**	**13,333,694**	**13,672,278**
Total liabilities and equity		**27,140,201**	**27,403,281**	**21,695,791**	**21,967,191**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of income

For the three-month periods ended 30 June 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Revenues	*3*				
Revenues from sale of goods and rendering of services		1,645,914	1,752,679	931,860	1,039,608
Net foreign exchange gain		-	363,813	11,276	304,644
Other income		39,794	6,396	45,212	7,555
Total revenues		**1,685,708**	**2,122,888**	**988,348**	**1,351,807**
Expenses	*3*				
Cost of sale of goods and rendering of services		1,328,119	1,294,265	813,996	888,634
Operating agreements fee		119,156	135,547	110,481	119,483
Selling expenses		51,633	59,457	16,529	21,206
Administrative expenses		250,843	229,471	136,776	128,636
Directors and management benefit expenses		11,063	8,362	10,936	8,227
Net foreign exchange loss		22,144	-	-	-
Total expenses		**1,782,958**	**1,727,102**	**1,088,718**	**1,166,186**
Share of profit of associate		40,754	34,274	-	-
Profit (loss) before finance costs and income tax expense		**(56,496)**	**430,060**	**(100,370)**	**185,621**
Finance costs		(128,927)	(117,264)	(109,548)	(103,044)
Profit (loss) before income tax expense		**(185,423)**	**312,796**	**(209,918)**	**82,577**
Income tax expense		36,761	(112,828)	54,269	(31,021)
Profit (loss) for the period		**(148,662)**	**199,968**	**(155,649)**	**51,556**
Attributable to:					
Equity holders of the Company		(150,973)	198,745	(155,649)	51,556
Minority interests		2,311	1,223	-	-
Profit (loss) for the period		**(148,662)**	**199,968**	**(155,649)**	**51,556**
Earnings (loss) per share (Baht)	*10*				
Basic		(0.14)	0.18	(0.14)	0.05
Diluted		(0.14)	0.18	(0.14)	0.05

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of income

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2010	2009	2010	2009
		(in thousand Baht)			
Revenues	*3*				
Revenues from sale of goods and rendering of services		3,429,674	3,511,106	2,029,282	1,958,185
Dividend income	*5*	-	-	-	83,941
Net foreign exchange gain		-	253,654	-	177,776
Other income		69,567	13,171	88,112	16,332
Total revenues		**3,499,241**	**3,777,931**	**2,117,394**	**2,236,234**
Expenses	*3*				
Cost of sale of goods and rendering of services		2,727,408	2,679,957	1,749,630	1,736,027
Operating agreements fee		245,135	270,827	224,333	237,300
Selling expenses		105,832	105,718	36,948	39,918
Administrative expenses		540,555	501,795	300,007	292,560
Directors and management benefit expenses		21,363	21,127	21,106	20,855
Net foreign exchange loss		51,126	-	20,560	-
Total expenses		**3,691,419**	**3,579,424**	**2,352,584**	**2,326,660**
Share of profit of associate	*5*	77,468	60,112	-	-
Profit (loss) before finance costs and income tax expense		**(114,710)**	**258,619**	**(235,190)**	**(90,426)**
Finance costs		(252,316)	(250,849)	(215,889)	(222,803)
Profit (loss) before income tax expense		**(367,026)**	**7,770**	**(451,079)**	**(313,229)**
Income tax expense		62,176	(31,044)	112,495	70,967
Loss for the period		**(304,850)**	**(23,274)**	**(338,584)**	**(242,262)**
Attributable to:					
Equity holders of the Company		(308,076)	(21,547)	(328,584)	(242,262)
Minority interests		3,226	(1,727)	-	-
Loss for the period		**(304,850)**	**(23,274)**	**(338,584)**	**(242,262)**
Loss per share (Baht)	*10*				
Basic		(0.28)	(0.02)	(0.31)	(0.22)
Diluted		(0.28)	(0.02)	(0.31)	(0.22)

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Consolidated financial statements								
		Additional paid-in capital	Unrealised surpluses (deficits)		Retained earnings				
	Issued and paid-up share capital	Share premium	Cumulative gain on changes of investment in a subsidiary and an associate	Currency translation differences	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
	(in thousand Baht)								
Balance at 1 January 2009	**5,479,688**	**4,301,990**	**346,225**	**(101,248)**	**413,853**	**5,618,015**	**16,058,523**	**44,721**	**16,103,244**
Translation loss relating to financial statements of foreign operations	-	-	-	(24,787)	-	-	(24,787)	(1,071)	(25,858)
Net expense recognised directly in equity	-	-	-	(24,787)	-	-	(24,787)	(1,071)	(25,858)
Loss for the period	-	-	-	-	-	(21,547)	(21,547)	(1,727)	(23,274)
Balance at 30 June 2009	**5,479,688**	**4,301,990**	**346,225**	**(126,035)**	**413,853**	**5,596,468**	**16,012,189**	**41,923**	**16,054,112**
Balance at 1 January 2010	**5,479,688**	**4,301,990**	**349,348**	**(108,967)**	**413,853**	**5,146,786**	**15,582,698**	**43,113**	**15,625,811**
Unrelised loss from changes in shareholding in a subsidiary and an associate	-	-	(16,358)	-	-	-	(16,358)	-	(16,358)
Translation loss relating to financial statements of foreign operations	-	-	-	(74,354)	-	-	(74,354)	(1,233)	(75,587)
Net expense recognised directly in equity	-	-	(16,358)	(74,354)	-	-	(90,712)	(1,233)	(91,945)
Profit (loss) for the period	-	-	-	-	-	(308,076)	(308,076)	3,226	(304,850)
Balance at 30 June 2010	**5,479,688**	**4,301,990**	**332,990**	**(183,321)**	**413,853**	**4,838,710**	**15,183,910**	**45,106**	**15,229,016**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Separate financial statements				
		Additional paid-in capital	Retained earnings		
	Issued and paid-up share capital	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
			(in thousand Baht)		
Balance at 1 January 2009	**5,479,688**	**4,301,990**	**413,853**	**4,247,415**	**14,442,946**
Loss for the period	-	-	-	(242,262)	(242,262)
Balance at 30 June 2009	**5,479,688**	**4,301,990**	**413,853**	**4,005,153**	**14,200,684**
Balance at 1 January 2010	**5,479,688**	**4,301,990**	**413,853**	**3,476,747**	**13,672,278**
Loss for the period	-	-	-	(338,584)	(338,584)
Balance at 30 June 2010	**5,479,688**	**4,301,990**	**413,853**	**3,138,163**	**13,333,694**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Cash flows from operating activities					
Loss for the period		(308,076)	(21,547)	(338,584)	(242,262)
Adjustments for					
Depreciation of property and equipment	*6*	550,083	556,413	190,825	185,116
Amortisation of property and equipment under operating agreements	*6*	669,780	780,648	669,780	780,648
Amortisation of deferred charges	*6*	8,439	12,916	8,021	12,533
Amortisation of intangible assets	*6*	53,828	57,065	48,074	50,414
Interest income		(19,978)	(8,407)	(23,079)	(8,623)
Finance costs		252,316	162,308	215,889	137,196
(Gain) loss on exchange rate		(2,078)	(128,021)	105	(198,294)
Amortisation of borrowing costs	*7*	3,044	54,278	3,044	54,278
Allowance for doubtful accounts	*4*	4,312	10,322	5,729	6,613
Profit on minority interest		3,226	1,727	-	-
Allowance for obsolete inventory		6,062	3,026	10,300	1,589
(Gain) loss on sales of property equipment		28	(944)	87	(701)
Write-off property and equipment		14,117	1,512	286	258
Share of profit of associate	*5*	(77,468)	(60,112)	-	-
Income tax expense		(62,176)	31,044	(112,495)	(70,967)
		1,095,459	1,452,228	677,982	707,798
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		22,776	136,774	(134,402)	(24,831)
Amounts due from related parties		(138)	2,323	(37,573)	77,424
Inventories		(9,252)	68,587	34,301	58,935
Prepaid insurance		61,586	113,415	60,773	112,067
Dividend receivables		-	-	-	(83,941)
Other current assets		(24,234)	(79,760)	(26,386)	35,189
Other non-current assets		20,492	(59,686)	18,805	(59,859)
Trade accounts payable		131,611	(75,869)	145,943	(39,868)
Amounts due to related parties		(147)	1,581	12,269	12,225
Advance receipts from customers		203,942	222,967	187,135	204,582
Accrued operating agreement fee		(234,707)	44,665	(218,974)	36,037
Accrued expenses		(22,880)	(78,430)	5,263	(52,452)
Other current liabilities		267,632	(7,764)	8,407	851
Other non-current liabilities		(12,570)	(24,787)	(7,037)	(18,641)
Interest received		18,972	8,678	22,441	15,516
Interest paid		(254,570)	(180,144)	(218,665)	(153,403)
Income tax paid		(132,810)	(144,261)	(41,590)	(36,663)
Net cash provided by operating activities		**1,131,162**	**1,400,517**	**488,692**	**790,966**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Cash flows from investing activities					
Dividends received		67,527	122,548	-	-
Additional investment in subsidiary		-	-	(16,699)	(17,712)
Purchase of property and equipment		(355,674)	(655,628)	(122,961)	(91,611)
Purchase of property and equipment under operating agreements		-	(130)	-	(130)
Sale of property and equipment		627	2,808	274	2,412
Short-term loans and advances to subsidiaries and associate		-	-	12,298	(7,609)
Payments for deferred charges		(732)	(40,339)	-	(39,239)
Purchase of intangible assets		(5,767)	(11,914)	(5,767)	(11,450)
Net cash used in investing activities		**(294,019)**	**(582,655)**	**(132,855)**	**(165,339)**
Cash flows from financing activities					
Proceeds from short-term borrowings		-	17,000	-	-
Proceeds from financial leasings		-	717	-	717
Repayments of short-term borrowings	7	(80,869)	(293,961)	(73,351)	-
Proceeds from long-term borrowings	7	115,702	292,268	-	-
Repayments of long-term borrowings	7	(178,921)	(793,010)	(980)	(629,827)
Net cash used in financing activities		**(144,088)**	**(776,986)**	**(74,331)**	**(629,110)**
Net increase (decrease) in cash and cash equivalents		**693,055**	**40,876**	**281,506**	**(3,483)**
Cash and cash equivalents at beginning of period		797,639	1,173,335	158,253	620,544
Effects of exchange rate changes on balances held in foreign currencies		650	2,335	650	2,335
Cash and cash equivalents at end of period		**1,491,344**	**1,216,546**	**440,409**	**619,396**
Non-cash transactions					
Acquisition of property and equipment by debt		51,663	534,646	8,061	15,355

The accompanying notes are an integral part of these financial statements.

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable and accrued income
5	Investments in subsidiaries, jointly-controlled entities and associate
6	Capital expenditure and commitment
7	Interest-bearing liabilities
8	Share capital and warrants
9	Segment information
10	Earnings (loss) per share
11	Commitments with non-related parties
12	Contingent liabilities
13	Other events
14	Events after the reporting period
15	Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) not yet adopted
16	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 10 August 2010

1 General information

Thaicom Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholders during the financial period was Shin Corporation Public Company Limited (41.14% shareholding) which is incorporated in Thailand.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under agreements for operation.

The Group has operations in 10 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius, the British Virgin Islands and Japan.

The Company obtained agreements for operation from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These agreements for operation have been transferred to the Ministry of Information Communication and Technology and will be expired in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 30 June 2010 and 31 December 2009 were as follows:

Name of the entity	**Type of business**	**Country of Incorporation**	**Ownership interest (%)**	
			30 June 2010	31 December 2009
Direct subsidiaries				
DTV Service Company Limited	Providing meeting center via internet and broadband content services and sale of direct television equipments	Thailand	100	100
iPSTAR Company Limited	Providing Thaicom 4 transponder services	The British Virgin Islands	99.94	99.68
Star Nucleus Company Limited	Providing broadband technological services via Thaicom 4 satellite	The British Virgin Islands	70	70

Name of the entity	Type of business	Country of Incorporation	Ownership interest (%)	
			30 June 2010	31 December 2009
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing Thaicom 4 transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing Thaicom 4 transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	100
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organising services related to conduct training, educational seminar and spread the various kind of knowledge	Thailand	88.52	88.52
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of Thaicom 4 and providing Thaicom 4 transponder services in Australia	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of Thaicom 4 and providing Thaicom 4 transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Mfone Company Limited	Providing fixed line, mobile phone and internet services	Cambodia	51	51
Jointly-controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and internet services	Lao PDR	24.99	24.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statement for the year ended 31 December 2009. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

On 26 May 2010, the FAP announced (Announcement No. 17/2010) the issuing a number of new and revised Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) (revised 2009). The Group has adopted the revised Framework (revised 2009) for the Preparation and Presentation of Financial Statements. The adoption of the revised Framework does not have any material impact on the consolidated or separate financial statements. New and revised TAS and TFRS which are not currently effective and have not been adopted in the preparation of these financial statements are disclosed in note 15.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2010 are consistent with those applied in the financial statements for the year ended 31 December 2009.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*31 December 2009: 41.14%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 30 June 2010 and 2009 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Sales				
Sales and services income				
Subsidiaries	-	-	259,387	327,302
Associate	6,953	2,960	6,919	2,929
Jointly-controlled entities	3,981	3,670	644	1,468
Related parties under common control	15,963	16,286	13,823	13,463
Other related party	486	-	-	-
Other income				
Subsidiaries	-	-	15,866	3,913
Jointly-controlled entities	252	210	514	429
Total	**27,635**	**23,126**	**297,153**	**349,504**
Expense				
Purchases of goods and services				
Subsidiaries	-	-	10,684	3,799
Associate	2,835	3,792	2,835	3,366
Jointly-controlled entities	957	846	1,954	1,726
Related parties under common control	16	212	16	205
Other related party	3,444	3,874	3,443	3,874

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Selling and administrative expenses				
Parent company	-	60	-	-
Subsidiaries	-	-	453	239
Associate	1,354	895	1,094	707
Related parties under common control	7,557	4,281	4,617	3,717
Other related party	-	1,010	-	-
Directors and management benefit expenses	11,063	8,362	10,936	8,227
Total	**27,226**	**23,332**	**36,032**	**25,860**

Significant transactions for the six-month periods ended 30 June 2010 and 2009 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Sales				
Sales and services income				
Subsidiaries	-	-	563,398	519,952
Associate	9,175	5,383	9,109	5,343
Jointly-controlled entities	12,713	14,543	2,425	13,064
Related parties under common control	32,806	33,738	27,864	27,772
Other related party	813	-	-	-
Other income				
Subsidiaries	-	-	31,852	7,955
Jointly-controlled entities	504	420	1,029	857
Total	**56,011**	**54,084**	**635,677**	**574,943**
Expense				
Purchases of goods and services				
Subsidiaries	-	-	21,071	12,050
Associate	5,111	7,913	5,111	6,872
Jointly-controlled entities	1,935	2,077	3,949	4,238
Related parties under common control	26	589	26	582
Other related party	11,561	12,394	7,094	7,721

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Selling and administrative expenses				
Parent company	-	82	-	-
Subsidiaries	-	-	1,679	295
Associate	2,018	1,816	1,624	1,331
Jointly-controlled entities	-	(592)	-	(1,236)
Related parties under common control	16,035	8,724	9,040	7,210
Other related party	317	2,031	-	-
Directors and management benefit expenses	21,363	21,127	21,106	20,855
Total	**58,366**	**56,161**	**70,700**	**59,918**

Balances as at 30 June 2010 and 31 December 2009 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	99,995	146,050
Associate	1,179	1,355	1,179	1,352
Jointly-controlled entities	18,550	8,883	5,551	4,394
Related parties under common control	8,255	7,600	4,930	5,062
Other related party	890	780	-	-
Total	**28,874**	**18,618**	**111,655**	**156,858**
Accrued income - related parties				
Subsidiaries	-	-	417,286	255,240
Associate	1,570	2,880	1,570	2,880
Jointly-controlled entities	1,463	1,029	12	117
Related parties under common control	4,958	4,470	4,620	4,470
Total	**7,991**	**8,379**	**423,488**	**262,707**
Total trade accounts receivable and accrued income from related parties	**36,865**	**26,997**	**535,143**	**419,565**
Amounts due from related parties				
Subsidiaries	-	-	51,878	14,612
Jointly-controlled entities	1,240	1,102	86,379	86,072
Total	**1,240**	**1,102**	**138,257**	**100,684**

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Other current assets - related parties				
Subsidiaries	-	-	12,492	1,733
Jointly-controlled entities	110	-	148	-
Related parties under common control	14	4	14	4
Total	**124**	**4**	**12,654**	**1,737**
Short-term loans and advances to subsidiaries				
Subsidiaries	-	-	320,555	334,076
Total	**-**	**-**	**320,555**	**334,076**

As at 30 June 2010, the short-term loan to a subsidiary bears interest at the rate of 6.00-6.73% per annum (*31 December 2009: 3.76 - 6.73% per annum*) and is repayable within three months.

Movements during the six-month periods ended 30 June 2010 and 2009 of short-term loans and advance to a subsidiary and a jointly-controlled entity were as follows:

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
As at 1 January	-	-	334,076	168,805
Increase	-	-	-	28,752
Decrease	-	-	(5,295)	(17,436)
Unrealised gain on exchange rate	-	-	(8,226)	(4,913)
As at 30 June	**-**	**-**	**320,555**	**175,208**

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Trade accounts payable - related parties				
Subsidiaries	-	-	552	2,110
Associate	11,440	21,978	11,426	21,525
Jointly-controlled entities	250	250	332	332
Related parties under common control	3,947	4,743	528	4,610
Other related party	2,265	2,284	2,265	2,284
Total	**17,902**	**29,255**	**15,103**	**30,861**
Amounts due to related parties				
Subsidiaries	-	-	49,075	41,348
Jointly-controlled entities	2,341	333	4,768	670
Related parties under common control	2,715	4,377	1,643	1,063
Other related party	1,804	2,297	1,206	1,341
Total	**6,860**	**7,007**	**56,692**	**44,422**

	Consolidated financial statements		**Separate financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Fixed asset payable - related parties				
Subsidiaries	-	-	-	4,428
Total	**-**	**-**	**-**	**4,428**
Advance receipts from customers - related parties				
Subsidiaries	-	-	-	36,236
Associate	-	185	-	-
Jointly-controlled entities	-	171	-	336
Related parties under common control	-	26	-	-
Total	**-**	**382**	**-**	**36,572**
Accrued expenses - related parties				
Subsidiaries	-	-	29,530	27,825
Associate	172	21	173	21
Jointly-controlled entities	319	328	652	670
Related parties under common control	390	1,835	437	548
Total	**881**	**2,184**	**30,792**	**29,064**
Other current assets - related parties				
Subsidiaries	-	-	57	-
Jointly-controlled entities	32	-	65	-
Related parties under common control	160	160	160	160
Total	**192**	**160**	**282**	**160**
Other non current liabilities - related parties				
Jointly-controlled entities	40	40	54	54
Total	**40**	**40**	**54**	**54**

Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), the parent company, issued warrants which are in registered form are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 30 June 2010, the details were as follows:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 27 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	Expired on 30 May 2009	
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	Expired on 30 May 2010	
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

The directors' remuneration represent monthly compensation, annual remuneration, and meeting fees whereas the directors benefit approved by the shareholders of the Company at their Annual General Meetings. The directors' remuneration is as part of directors and management benefit expenses presented in the statement of income.

Commitments with related parties

As at 30 June 2010, the Company had issued letters of comfort to the bankers of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

Significant agreements with related parties

a. The Company had entered into an agreement with an associated company, under which the associate was committed to provide uplink data service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately Baht 20.98 million *(31 December 2009: approximately Baht 10.03 million).*

b. The Company had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to responsible for ensuring the IPSTAR gateway system perform in accordance with the industry standard and provide maintenance service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately USD 0.52 million *(31 December 2009: approximately USD 0.64 million).*

c. The Company and subsidiary had entered into agreements with subsidiaries, under which the Company and subsidiaries were committed to pay royalty fee 1% of revenue from sale or lease of IPSTAR gateway, 1% of revenue from sale or lease of IPSTAR User terminal and 3% of revenue from sale or service of IPSTAR bandwidth.

d. The Company had entered into agreements with subsidiaries, associate and jointly-controlled entities, under which the Company was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Subsidiaries, associate and jointly-controlled entities were committed to pay the Company for the service of the agreements at approximately USD 138.93 million and Baht 2.52 million *(31 December 2009: approximately USD 147.43 million and Baht 7.56 million).* The service fees of some contracts vary to the actual used or number of installed user terminal at the rate stated in the contract.

4 Trade accounts receivable and accrued income

		Consolidated financial statements		**Separate financial statements**	
	Note	30 June 2010	31 December 2009	30 June 2010	31 December 2009
			(in thousand Baht)		
Trade accounts receivable					
Related parties	*3*	28,874	18,618	111,655	156,858
Other parties		1,319,779	1,229,709	656,044	534,141
Total		**1,348,653**	**1,248,327**	**767,699**	**690,999**
Accrued income					
Related parties	*3*	7,991	8,379	423,488	262,707
Other parties		86,698	214,816	74,738	180,661
Total		**94,689**	**223,195**	**498,226**	**443,368**
Total trade accounts receivable and accrued income		**1,443,342**	**1,471,522**	**1,265,925**	**1,134,367**
Less allowance for doubtful accounts		(423,875)	(424,967)	(254,920)	(252,036)
Net		**1,019,467**	**1,046,555**	**1,011,005**	**882,331**
Bad and doubtful debts expense for the six-month period ended 30 June		**4,312**	**10,322**	**5,729**	**6,613**

Aging analysis for trade accounts receivable were as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Within credit terms	523,182	273,955	319,587	140,411
Overdue:				
Less than 3 months	194,002	312,290	66,024	157,066
3 - 6 months	86,884	131,377	52,780	64,681
6 - 12 months	91,957	83,822	44,258	43,419
over 12 months	452,628	446,883	285,050	285,422
Total	**1,348,653**	**1,248,327**	**767,699**	**690,999**
Less allowance for doubtful accounts	(423,875)	(424,967)	(254,920)	(252,036)
Net	**924,778**	**823,360**	**512,779**	**438,963**

The normal credit term for general customers were granted by the Group ranging 30 - 60 days.

5 Investments in subsidiaries, jointly-controlled entities and an associate

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
At 1 January	418,505	380,791	813,500	795,788
Share of net profit of investments - equity method	77,468	60,112	-	-
Acquisitions	-	-	16,700	17,712
Unrealised gain from decrease in shareholding in an associate	341	-	-	-
Dividend income	(67,526)	(55,022)	-	-
At 30 June	**428,788**	**385,881**	**830,200**	**813,500**

Investments in subsidiaries, jointly-controlled entities and associate as at 30 June 2010 and 31 December 2009, and dividend income from those investments for the six-month periods ended 30 June 2010 and 2009 were as follows:

	Consolidated financial statements													
	Ownership interest		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for six months ended	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	30 June 2009
	(%)		*(in million Baht)*											
Associate														
CS Loxinfo Public Company Limited	42.44	42.56	160.24	159.84	1,481.52	1,481.52	428.79	418.51	-	-	428.79	418.51	67.53	55.02
Total					**1,481.52**	**1,481.52**	**428.79**	**418.51**	**-**	**-**	**428.79**	**418.51**	**67.53**	**55.02**

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for six months ended	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	30 June 2009
	(%)						*(in million Baht)*					
Subsidiaries												
DTV Service Company Limited	100.00	100.00	Baht 398.79 million	Baht 398.79 million	398.79	398.79	-	-	398.79	398.79	-	-
Spacecode LLC	70.00	70.00	USD 4.29 million	USD 4.29 million	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.94	99.68	USD 2.00 million	USD 2.00 million	152.93	136.23	-	-	152.93	136.23	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	SGD 20,000	SGD 20,000	0.45	0.45	-	-	0.45	0.45	-	-
IPSTAR Global Services Company Limited	100.00	100.00	USD 20,000	USD 20,000	0.69	0.69	-	-	0.69	0.69	-	-
Cambodian DTV Network Company Limited	100.00	100.00	USD 600,000	USD 600,000	21.05	21.05	-	-	21.05	21.05	-	-
Jointly-controlled entity												
Shenington Investments Pte Limited	51.00	51.00	SGD 14.66 million	SGD 14.66 million	137.64	137.64	-	-	137.64	137.64	-	83.94
Total					**830.20**	**813.50**	**-**	**-**	**830.20**	**813.50**	**-**	**83.94**

Significant movements in investments in subsidiaries, jointly controlled entities and an associate for the six-month period ended 30 June 2010 were as follows:

Subsidiaries

a) Acquisition of additional ordinary shares in IPSTAR Company Limited ("IPST"), a subsidiary entity of THCOM

On 14 May 2010, THCOM acquired an additional 512,902 ordinary shares in IPSTAR at USD 1 per share, equivalent to 0.26% of the paid-up share capital of IPST, at a total price of USD 512,902. As a result of this acquisition, the company owns interest in IPST 99.94%.

Jointly-controlled entity

b) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 9 February 2010, the shareholders approved the appropriation of dividend from 2009 operation of USD 30 million which including interim dividend of USD 10 million. The interim dividend of USD 10 million was paid on 4 March 2010.

At the Extraordinary Meeting of the shareholders of LTC held on 14 July 2010, the shareholders approved the additional appropriation of dividend from 2009 operation from USD 30 million to USD 35 million.

Associate

c) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 7 April 2010, the shareholders approve the appropriation of dividend payment for the last seven-month of 2009 of the CSL of Baht 0.27 per share, amounting to Baht 158.67 million. The dividend was paid on 4 May 2010.

d) Increase and reduction of share capital of CS Loxinfo Public Company Limited ("CSL")

Increase of share capital of CS Loxinfo Public Company Limited ("CSL")

At the annual general meeting of the shareholders of CSL held on 7 April 2010, a resolution was passed to approve the issuance of 2,750,000 additional ordinary shares to reserve for the change in the exercise ratio for ESOP Grant II, Grant III, Grant IV and Grant V, equivalent to 0.43% of the total issued and paid-up share capital of CSL. CSL has registered the increased share capital to the Ministry of Commerce on 28 April 2010.

Reduction of share capital of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 7 April 2010, the shareholders approve the reduction the ordinary shares because the warrant of CSL for ESOP-Grant I expired on 13 May 2009 in number of 5,678,038 shares, equivalent to 0.89% of the total issued and paid-up shares capital of CSL. CSL has registered the decreased share capital to the Ministry of Commerce on 28 April 2010.

Commitments

According to the joint venture agreement between the Group and the Government of the Lao People's Democratic Republic, the Group must transfer all of LTC's shares to the Government of the Lao People's Democratic Republic, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the six-month period ended 30 June 2010				
Opening net book value	6,045,849	15,527,788	57,466	1,208,069
Additions	389,162	-	732	5,839
Disposal, net	(654)	-	-	-
Write-offs, net	(14,117)	-	-	-
Transfers, net	(233)	-	-	-
Depreciation / amortisation charges	(550,083)	(669,780)	(8,439)	(53,828)
Foreign currency translation adjustments	(110,201)	-	-	(3,129)
Closing net book value	**5,759,723**	**14,858,008**	**49,759**	**1,156,951**
As at 30 June 2010				
Cost	10,836,006	23,655,309	102,502	1,661,784
Less accumulated depreciation / amortisation	(5,047,691)	(8,797,301)	(52,743)	(504,833)
Less accumulated impairment loss	(28,592)	-	-	-
Net book value	**5,759,723**	**14,858,008**	**49,759**	**1,156,951**

As at 30 June 2010, property and equipment includes property and equipment under agreements of operation of a jointly-controlled entity, Mfone Company Limited ("Mfone"), of approximately Baht 2,709.59 million *(31 December 2009: Baht 2,972.61 million)*. According to the agreement, Mfone must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the agreements of operation, on 4 March 2028 (Note 11 b).

	Separate financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible Assets
	(in thousand Baht)			
Transactions during the six-month period ended 30 June 2010				
Opening net book value	1,235,905	15,527,788	55,117	1,031,266
Additions	131,598	-	-	5,838
Disposal, net	(361)	-	-	-
Write-offs, net	(286)	-	-	-
Transfers, net	-	-	-	-
Depreciation / amortisation charges	(190,825)	(669,780)	(8,021)	(48,074)
Closing net book value	**1,176,031**	**14,858,008**	**47,096**	**989,030**
As at 30 June 2010				
Cost	3,822,250	23,655,309	67,236	1,447,587
Less accumulated depreciation / amortisation	(2,646,219)	(8,797,301)	(20,140)	(458,557)
Net book value	**1,176,031**	**14,858,008**	**47,096**	**989,030**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the balance sheet date was as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	30 June 2010	31 December 2009	30 June 2010	31 December 2009
		(in thousand)			
THAICOM 4 Project	USD	432	432	432	432
	AUD	216	245	-	-
Telephone network	USD	7,111	11,323	-	-
Total	USD	7,543	11,755	432	432
	AUD	216	245	-	-
Total equivalent to Thai Baht		**251,847**	**401,351**	**14,082**	**14,484**

7 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Current				
Short-term borrowings				
Loans from financial institutions	-	7,518	-	-
Trust receipt	-	73,820	-	73,820
Total short-term borrowings	-	81,338	-	73,820
Current portion of long-term borrowings				
Loans from financial institutions	188,124	178,053	-	-
Loans from others	641,897	457,796	2,231	2,369
Total current portion of long-term borrowings	830,021	635,849	2,231	2,369
Non-current				
Long-term borrowings				
Loans from financial institutions	600,072	623,466	-	-
Loans from others	203,771	471,003	3,640	4,482
Total long-term borrowings	803,843	1,094,469	3,640	4,482
Long term debenture	6,980,614	6,977,570	6,980,614	6,977,570
Total non-current	7,784,457	8,072,039	6,984,254	6,982,052
Total	**8,614,478**	**8,789,226**	**6,986,485**	**7,058,241**

Long-term debentures

As at 30 June 2010, the Company issued 2 tranches of Baht 7,000 million, with a par value of Baht 1,000 each, unsubordinated and unsecured with having registered and bond holders representative debentures as follow:

Issue date	No. of units (Million)	Amount (Million Baht)	Interest rate (per annum)	Term of interest payment	Principal payment term	Outstanding balance as at 30 June 2010
						(in million Baht)
6 November 2009	3.3	3,300	5.25%	Quarterly	Entirely redeemed on 6 November 2012	3,300
6 November 2009	3.7	3,700	6.15%	Quarterly	Entirely redeemed on 6 November 2014	3,700
Total debentures						7,000
Less issuing cost of debenture						(19)
Net						**6,981**

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios

The movements in the borrowings are as follows:

	Consolidated financial statements	**Separate financial statements**
	(in thousand Baht)	
For the six-month period ended 30 June 2010		
Opening net book value	8,789,226	7,058,241
Proceeds from long-term borrowings, net of finance costs	115,702	-
Repayment of short-term borrowings	(80,869)	(73,351)
Repayments of long-term borrowings	(178,921)	(980)
Amortisation of finance costs	3,044	3,044
Increase from change in status from accounts payable - property and equipment	5,467	-
Realised gain on exchange rate	(39,171)	(469)
Closing net book value	**8,614,478**	**6,986,485**

Some subsidiaries have to maintain the financial ratios restricted in the long-term agreements.

Credit facilities

As at 30 June 2010, available credit facilities for loans from local and oversea banks are Baht 1,300 million and USD 16 million (*31 December 2009: Baht 1,292 million and USD 17 million*).

8 Share capital and warrants

	Par value per share	2010 Number	2010 Amount	2009 Number	2009 Amount
	(in Baht)	*(thousand shares / thousand Baht)*			
Authorised capital					
At 30 June					
ordinary shares	*5*	**1,132,082**	**5,660,412**	**1,132,082**	**5,660,412**
Issued and paid up					
At 1 January					
ordinary shares	*5*	1,095,938	5,479,688	1,095,938	5,479,688
Issue of new shares	*5*	-	-	-	-
At 30 June					
ordinary shares	*5*	**1,095,938**	**5,479,688**	**1,095,938**	**5,479,688**

Warrants

As at 30 June 2010, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form, are non-transferable and have no offering price. The terms of the warrants do not exceed five years. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 27 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 30 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	Expired on 31 May 2009	
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	Expired on 31 May 2010	
ESOP – Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the six-month period ended 30 June 2010 are as follows:

	Balance at 1 January 2010	Issue during the period	Exercise during the period	Expired during the period	Balance at 30 June 2010
			(in thousand unit)		
ESOP - Grant IV					
Directors	2,967	-	-	(2,967)	-
Employees	4,595	-	-	(4,595)	-
Total	**7,562**	**-**	**-**	**(7,562)**	**-**
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	**10,033**	**-**	**-**	**-**	**10,033**
Grand Total	**17,595**	**-**	**-**	**(7,562)**	**10,033**

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

9 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments / geographic segments is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Others

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	The Lao People's Democratic Republic
Segment 4	Australia
Segment 5	Others

Thaicom Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and six-month periods ended 30 June 2010 (Unaudited)

Revenue and results, based on business segments, in the consolidated financial statements for the three-month and six-month periods ended 30 June 2010 and 2009 were as follows:

Business segment results

	For the three-month period ended 30 June											
	Satellite business services		**Internet services and media**		**Telephone network**		**Others**		**Consolidation eliminations**		**Consolidated financial statements**	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(in thousand Baht)											
Revenues	1,158,682	1,394,811	132,581	118,498	373,571	559,055	-	-	(18,920)	(319,685)	1,645,914	1,752,679
Shares of net results from associate	-	-	40,754	34,274	-	-	-	-	-	-	40,754	34,274
Allocated costs and expenses	(1,211,359)	(1,651,673)	(139,630)	(130,063)	(418,970)	(409,136)	(8,865)	(19,701)	18,010	483,471	(1,760,814)	(1,727,102)
Segment results	(52,677)	(256,862)	33,705	22,709	(45,399)	149,919	(8,865)	(19,701)	(910)	163,786	74,146)	59,851
Other income											39,794	6,396
Gain (loss) on foreign exchange											(22,144)	363,813
Gain (loss) before interest expenses and income tax											(56,496)	430,060
Finance cost											(128,927)	(117,264)
Operating income (loss)											(185,423)	312,796
Income tax											36,761	(112,828)
Minority interests											(2,311)	(1,223)
Net profit (loss)											**(150,973)**	**198,745**

Business segment results

For the six-month period ended 30June

	Satellite business services		**Internet services and media**		**Telephone network**		**Others**		**Consolidation eliminations**		**Consolidated financial statements**	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
						(in thousand Baht)						
Revenues	2,369,695	2,488,493	277,690	207,108	815,174	1,150,947	-	-	(32,885)	(335,442)	3,429,674	3,511,106
Shares of net results from associate	-	-	77,468	60,112	-	-	-	-	-	-	77,468	60,112
Allocated costs and expenses	(2,513,556)	(2,938,815)	(282,943)	(224,331)	(840,834)	(849,034)	(33,950)	(63,508)	30,990	496,264	(3,640,293)	(3,579,424)
Segment results	(143,861)	(450,322)	72,215	42,889	(25,660)	301,913	(33,950)	(63,508)	(1,895)	160,822	(133,151)	(8,206)
Other income											69,567	13,171
Gain (loss) on foreign exchange											(51,126)	253,654
Gain (loss) before interest expenses and income tax											(114,710)	258,619
Finance cost											(252,316)	(250,849)
Operating income (loss)											(367,026)	7,770
Income tax											62,176	(31,044)
Minority interests											(3,226)	1,727
Net loss											**(308,076)**	**(21,547)**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month and six-month periods ended 30 June 2010 and 2009 were as follows:

	Three-month periods ended 30 June		Six-month periods ended 30 June	
	2010	2009	2010	2009
	(in thousand Baht)			
Segment revenue				
Thailand	602,812	606,294	1,211,726	1,190,375
Cambodia	229,517	419,211	540,080	872,382
Lao PDR	228,668	181,180	440,719	381,604
Australia	341,036	372,783	678,999	687,446
Others	284,635	207,485	635,618	439,411
Total	**1,686,668**	**1,786,953**	**3,507,142**	**3,571,218**
Segment results				
Thailand	77,628	(106,086)	(9,845)	(232,261)
Cambodia	(92,685)	83,672	(125,575)	185,268
Lao PDR	80,516	45,461	152,734	102,926
Australia	125,990	189,892	149,915	180,024
Others	(265,595)	(153,088)	(300,380)	(244,163)
Total	**(74,146)**	**59,851**	**(133,151)**	**(8,206)**

10 Earnings (loss) per share

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share for the three-month and six-month periods ended 30 June 2010 and 2009 was based on the net profit (loss) attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during each period as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2010	2009	2010	2009
	(in thousand Baht / thousand shares)			
Profit (loss) attributable to equity holders of the Company (basic)	**(150,973)**	**198,745**	**(155,649)**	**51,556**
Number of ordinary shares outstanding	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Profit (loss) per share (basic) ***(in Baht)***	**(0.14)**	**0.18**	**(0.14)**	**0.05**

Six-month period ended 30 June	**Consolidated financial statements**		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht / thousand shares)			
Loss attributable to equity holders of the Company (basic)	**(308,076)**	**(21,547)**	**(338,584)**	**(242,262)**
Number of ordinary shares outstanding	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Loss per share (basic) ***(in Baht)***	**(0.28)**	**(0.02)**	**(0.31)**	**(0.22)**

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share for the three-month and six-month periods ended 30 June 2010 and 2009 was based on the profit (loss) for the period attributable to equity holders of the Company and the weighted average number of shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

Three-month period ended 30 June	**Consolidated financial statements**		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht / in thousand shares)			
Profit (loss) attributable to equity holders of the Company (basic)	(150,973)	198,745	(155,649)	51,556
Profit (loss) attributable to equity holders of the Company (diluted)	**(150,973)**	**198,745**	**(155,649)**	**51,556**
Number of ordinary shares outstanding (basic)	1,095,938	1,095,938	1,095,938	1,095,938
Number of ordinary shares outstanding (diluted)	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Loss per share (diluted) ***(in Baht)***	**(0.14)**	**0.18**	**(0.14)**	**0.05**

Six-month period ended 30 June	**Consolidated financial statements**		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht / in thousand shares)			
Loss attributable to equity holders of the Company (basic)	(308,076)	(21,547)	(338,584)	(242,262)
Loss attributable to equity holders of the Company (diluted)	**(308,076)**	**(21,547)**	**(338,584)**	**(242,262)**
Number of ordinary shares outstanding (basic)	1,095,938	1,095,938	1,095,938	1,095,938
Number of ordinary shares outstanding (diluted)	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Loss per share (diluted) ***(in Baht)***	**(0.28)**	**(0.02)**	**(0.31)**	**(0.22)**

11 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The agreements for operation have been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 30 June 2010, the remaining minimum fee is Baht 835 million *(31 December 2009: Baht 864 million).* In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Mfone Company Limited ("Mfone"), a jointly-controlled entity in Cambodia, has obtained agreements for operation from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement in 2028 (Note 6).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging - within the Lao PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a jointly-controlled entities of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 June 2010, LTC has remaining additional investment of approximately USD 89.90 million *(31 December 2009: USD 113.26 million).*

d) Agreements for operation of a subsidiary company and associated companies for the satellite uplink-downlink and Satellite Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into agreements for operation with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited, the Company's subsidiary and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited		
Internet Operation License Type I	18 October 2009	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2009	5 years
Telecom Operation License Type I	11 October 2009	5 years
Telecom Operation License Type III	20 December 2007	15 years

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

f) Capital commitment

At 30 June 2010, Shennington Group has capital commitment according to the percentage of share hold by the Group amount of USD 7.54 million (approximately Baht 231.72 million) *(31 December 2009: USD 11.3 million; approximately Baht 379 million).*

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these interim financial statements. As of 30 June 2010, the remaining share option was 0.12 million shares *(31 December 2009: 0.63 million shares).*

h) Operating lease commitments

As at 30 June 2010 and 31 December 2009, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

		Consolidated financial statements		**Separate financial statements**	
		30 June 2010	31 December 2009	30 June 2010	31 December 2009
	Currency	*(in thousand)*			
Within one year	THB	39,777	25,660	39,777	25,660
	USD	9,332	8,130	6,100	6,402
	PHP	1,970	1,970	1,970	1,970
Total equivalent Baht		345,263	299,595	239,950	241,667
After one year but within five years	THB	56,132	28,920	56,132	28,920
	USD	18,952	11,898	6,850	5,538
	KIP	3,080	2,455	-	-
	PHP	2,955	3,940	2,955	3,940
Total equivalent Baht		675,796	430,577	281,453	217,419
After five years	THB	18,264	19,837	18,264	19,837
	USD	12,101	3,387	-	-
	KIP	748,335	722,241	-	-
Total equivalent Baht		415,513	136,241	18,264	19,837
Grand total equivalent Baht		**1,436,572**	**866,413**	**539,667**	**478,923**

i) Other commitments

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

		Consolidated financial statements		**Separate financial statements**	
		30 June 2010	31 December 2009	30 June 2010	31 December 2009
	Currency	*(in thousand)*			
Minimum operating agreement fee payable to Ministry of Information Communication and Technology	THB	163,000	137,000	163,000	137,000
IPSTAR equipment sales	THB	338	338	338	338
Satellite space leasing by customers	USD	332	212	332	212
	THB	487,900	487,358	487,900	487,000
IPSTAR Gateway	USD	379	379	379	379
Forward contracts	THB	253,714	-	253,714	-
Standby letters of credit	USD	-	3,233	-	3,233
Letters of credit	USD	1,082	250	832	-
Others	THB	3,474	3,552	3,322	3,322

12 Contingent liabilities

Assessment for income tax in India

The Tax Authority in India ('the said Authority'), has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. But the Company considered income from Transponder Services to be business income, and as the Company does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 454 million) exclusive of interest amounting to Rs 92.7 million (approximately Baht 69 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 241 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83.2 million (approximately Baht 62 million) (calculated up to the end of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 17 million)

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.9 million (approximately Baht 362 million). The Company had also deposited Rs. 405.3 million (approximately Baht 300 million). In February 2009, the Company paid additional deposit Rs. 22.6 million (approximately Baht 17 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 317 million). The Company presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs. 219.6 million (approximately Baht 163 million), payable to the said Authority.

On 16 October 2009, the ITAT (Special Bench) pronounced its decision on the Company's appeal against the order of the Income Tax Authority of India and CIT (A) on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, the Company's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and the Company filed an appeal against the ITAT (Special Bench) decision with the High Court in December 2009 which is within the period of 120 days presented by laws. The High Court has scheduled the hearing on whether or not to accept the Company's appeal on 19 September 2010. Therefore, the Company's management takes the view that the Company's income is not taxable in India and the case will be decided in the Company's favour on appeal.

If the Supreme court decides finally that the Company's income is taxable in India, the total tax liability demanded by the said Authority of Rs. 747.2 million (approximately Baht 554 million) which will be charged as expense immediately, but the Company will not be required to make any additional tax payment as the amount of WTC and the deposit made by the Company fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388.3 million (approx. Baht 288 million) which will be charged as expenses if there is a final judgement that the Company is liable for Penalty and interest related to such Penalty, which the Company has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 219.6 million (approx. Baht 163 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if the Company did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on the Company may be set aside.

The Authority sent the notices dated 29 March 2010 to the Company's tax agent in India that the penalty was assessed against the Company for the AY 2003-2004 and AY 2004-2005 in the amount of Rs. 88.43 million (approx. Baht 66 million) and Rs. 89.41 million (approx. Baht 66 million) respectively and requiring the Company to make payment for the said penalty within 30 days from the date of receipt of the notices (30 March 2010). The Company filed appeals against the penalty with CIT (A) on 26 April 2010.

13 Other event

a) According to the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions rendered on February 26, 2010, concerns the Company and its affiliated companies in many aspects. The Company is of the opinion that the consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. The judgment does not contain any order indicating that the Company or its affiliated companies shall take any actions as the Company is not involved to the case. The Company and its affiliated companies have been operating to the best of its ability in accordance with the law and the agreements and in good faith. The Company and its affiliated companies have every right available under the law and agreements to provide the facts to prove its innocence and good faith in any proceeding which may be initiated by the relevant government agencies in accordance with the law and justice.

b) On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether the Company has been carrying on its telecommunications business lawfully after the sale of Shin Corporation Public Company Limited's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making the Company the fourth respondent in order to allow the Company to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and the Company filed the Reply and supporting evidence in July 2009

The Company is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as the Company has fully complied with the terms and conditions of the operating agreement.

14 Events after the balance sheet date

At the Board of Directors' meeting of CSL held on 10 August 2010, the directors passed a resolution to approve the interim dividends of Baht 0.25 per share, totalling Baht 147.58 million.

15 Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) not yet adopted

The Group has not adopted the following new and revised TAS/TFRS that have been issued as of the reporting date but are not yet effective. The new and revised TAS/TFRS are anticipated to become effective for annual financial periods beginning on or after 1 January in the year indicated.

TAS/TFRS	Topic	Year effective
TAS 1 (revised 2009)	Presentation of Financial Statements	2011
TAS 2 (revised 2009)	Inventories	2011
TAS 7 (revised 2009)	Statement of Cash Flows	2011
TAS 8 (revised 2009)	Accounting Policies, Changes in Accounting Estimates and Errors	2011
TAS 10 (revised 2009)	Events after the Reporting Period	2011
TAS 12	Income Taxes	2013
TAS 17 (revised 2009)	Leases	2011
TAS 23 (revised 2009)	Borrowing Costs	2011
TAS 24 (revised 2009)	Related Party Disclosures	2011
TAS 27 (revised 2009)	Consolidated and Separate Financial Statements	2011
TAS 28 (revised 2009)	Investments in Associates	2011
TAS 31 (revised 2009)	Interests in Joint Ventures	2011

TAS/TFRS	Topic	Year effective
TAS 33 (revised 2009)	Earnings per Share	2011
TAS 34 (revised 2009)	Interim Financial Reporting	2011
TAS 36 (revised 2009)	Impairment of Assets	2011
TAS 37 (revised 2009)	Provisions, Contingent Liabilities and Contingent Assets	2011
TAS 38 (revised 2009)	Intangible Assets	2011
TFRS 5 (revised 2009)	Non-current Assets Held for Sale and Discontinued Operations	2011

16 Reclassification of accounts

Certain accounts in the statement of income for the three-month and six-month period ended 30 June 2009 have been reclassified to conform to the presentation in the 2010 interim financial statements as follows:

	2009					
	Consolidated financial statements			**Separate financial statements**		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
	(in thousand Baht)					
Statement of income						
Three-month period ended 30 June						
Cost of sale and goods and rendering services	1,297,932	(3,667)	1,294,265	892,301	(3,667)	888,634
Administrative expenses	253,093	(23,622)	229,471	152,258	(23,622)	128,636
Finance costs	89,975	27,289	117,264	75,755	27,289	103,044
		-			-	
Six-month period ended 30 June						
Cost of sale and goods and rendering services	2,687,251	(7,294)	2,679,957	1,743,321	(7,294)	1,736,027
Administrative expenses	548,779	(46,984)	501,795	339,544	(46,984)	292,560
Finance costs	196,571	54,278	250,849	168,525	54,278	222,803
		-			-	

The reclassifications have been made because, in the opinion of management, the new classification is more appropriate to the Company's business.